UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-12917
Reis, Inc., The American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
530 Fifth Avenue, 5th Floor, New York, New York, 10036     (212) 921-1122

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $.02 per share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☑	Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Reis, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 29, 2007	By /s/Mark P. Cantaluppi	VP & Chief Financial Officer

Date	Name	Title
This voluntary delisting from The American Stock Exchange (trading symbol: “WRP”) is a result of Reis, Inc.’s pending move to the NASDAQ Global Market (“NASDAQ”). Reis Inc.’s first day of trading on NASDAQ (under the trading symbol “REIS”) is expected to be November 30, 2007.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17CFR240.19d-1 as applicable. See General Instructions.